Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	October 27, 2022
Eldorado Gold Reports Q3 2022 Financial and Operational Results

VANCOUVER, BC - Eldorado Gold Corporation (“Eldorado” or “the Company”) today reports the Company’s financial and operational results for the third quarter of 2022. For further information, please see the Company’s Consolidated Financial Statements and Management’s Discussion and Analysis ("MD&A") filed on SEDAR at www.sedar.com under the Company’s profile.

Third Quarter 2022 Summary

Operations
•Gold production: 118,791 ounces, a 5% increase from Q2 2022, demonstrating improvements across the portfolio.
•Gold sales: 118,388 ounces at an average realized gold price per ounce sold1 of $1,688.
•Production costs: $123.5 million.
•Cash operating costs1: $803 per ounce sold. Higher costs during the quarter were primarily driven by increases in the price of certain commodities and consumables, including electricity at operations in Greece and Turkiye, and fuel and reagents at Kisladag. Price increases were partly offset by the weakening of local currencies in which costs are incurred, particularly the Turkish Lira and Euro.
•All-in sustaining costs ("AISC")1: $1,259 per ounce sold, driven by higher cash operating costs per ounce sold and sustaining capital expenditures.
•Total capital expenditures: $74.0 million, including $32.8 million of sustaining capital1, primarily focused on underground development and construction and expansion of the tailings management facility at Lamaque. Growth capital1 of $24.2 million focused on waste stripping at Kisladag and continued construction work of the North leach pad. $11.8 million of capital expenditures spent at Skouries include expenditures related to progressing building enclosures, other construction, and execution readiness.

Financial
•Cash, cash equivalents and term deposits: $306.4 million, as at September 30, 2022. Cash balance decreased during the quarter as a result of a $16 million bond interest payment and a $20 million investment in the G Mining Ventures Corp. equity financing.
•Cash flow from operating activities before changes in working capital1: $55.0 million.
•Earnings before interest, taxes, depreciation and amortization ("EBITDA")1: $42.8 million.
•Adjusted EBITDA1: $73.5 million.
•Net loss: $50.5 million, or a loss of $0.27 per share.
•Adjusted net loss1: $8.0 million or $0.04 loss per share. Adjusted net loss removed an $18.4 million loss on foreign exchange due to translation of deferred tax balances and a $29.3 million impairment of the Certej project.
•Free cash flow1: Negative $25.9 million, primarily due to lower average realized gold price, mine standby costs and continued investment in growth capital at Kisladag and Skouries.
1 These financial measures or ratios are non-IFRS financial measures or ratios. Certain additional disclosure for non-IFRS financial measures and ratios have been incorporated by reference and additional detail can be found at the end of this press release and in the section 'Non-IFRS and Other Financial Measures and Ratios' in the Company's September 30, 2022 MD&A.

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Other
•Skouries: On September 7, 2022, Eldorado announced the signing of a Mandate Letter with Greek banks for a credit committee approved €680 million project finance facility for the development of the Skouries project, which represents 80% of the total funding requirement. The Mandate Letter includes a long-form term sheet, which contains customary terms and conditions, including with respect to due diligence, and remains subject to negotiation of definitive binding loan documentation and to other approvals and conditions, including board approval. Since the signing of the Mandate Letter, Eldorado has been working diligently with Greek banks to advance loan documentation. A final decision to re-start construction and to approve definitive loan documentation remains subject to Board approval, which we expect to seek before the end of 2022.

“During the third quarter, our global operations performed well, as our consolidated production continues to track within our annual guidance," said George Burns, Eldorado's President and Chief Executive Officer. "In Turkiye, quarterly production increased considerably at Kisladag as the team continued to optimize on-belt agglomeration. Additionally, there was an increase in tonnes placed on the pad during the third quarter, which supports a strong finish to the year for production,” continued Burns. “At Efemcukuru, the team continued to do an exceptional job, delivering yet another quarter on plan. At Lamaque, production decreased quarter over quarter due to lower throughput, however mine sequencing plans are expected to deliver strong fourth quarter results.”

“We are, like others, continuing to face inflationary pressures, especially in electricity in Greece and Turkiye, and fuel and reagents at Kisladag. Additionally, we are actively managing costs associated with the VAT import charge on the Olympias gold concentrate shipments into China and shipments to alternative markets started in mid-2022 and continue to be explored,” said Burns.

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Consolidated Financial and Operational Highlights

	3 months ended September 30,		9 months ended September 30,
Continuing operations (4)	2022	2021	2022	2021
Revenue	$217.7	$238.4	$625.8	$696.3
Gold produced (oz)	118,791	125,459	325,462	353,268
Gold sold (oz)	118,388	125,189	320,491	352,923
Average realized gold price ($/oz sold) (2)	$1,688	$1,772	$1,801	$1,781
Production costs	123.5	110.2	337.4	331.5
Cash operating costs ($/oz sold) (2,3)	803	646	807	644
Total cash costs ($/oz sold) (2,3)	892	743	902	726
All-in sustaining costs ($/oz sold) (2,3)	1,259	1,133	1,289	1,066
Net (loss) earnings for the period (1)	(50.5)	8.5	(390.0)	53.9
Net (loss) earnings per share – basic ($/share) (1)	(0.27)	0.05	(2.13)	0.30
Adjusted net (loss) earnings (1,2)	(8.0)	39.9	(13.2)	94.2
Adjusted net (loss) earnings per share ($/share) (1,2)	(0.04)	0.22	(0.07)	0.52
Net cash generated from operating activities	52.5	105.1	114.7	253.3
Cash flow from operating activities before changes in working capital (2)	55.0	101.0	153.1	258.1
Free cash flow (2)	(25.9)	29.7	(115.5)	39.3
Cash, cash equivalents and term deposits	$306.4	$439.3	$306.4	$439.3

(1)Attributable to shareholders of the Company.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' in the Company's MD&A for explanations and discussion of these non-IFRS financial measures and ratios.
(3)Revenues from silver, lead and zinc sales are off-set against cash operating costs.
(4)Amounts presented are from continuing operations only. The Brazil segment is presented as a discontinued operation in 2021. See Note 17 of our condensed consolidated interim financial statements for the three and nine months ended September 30, 2022.

Total revenue was $217.7 million in Q3 2022, a decrease of 9% from $238.4 million in Q3 2021 and an increase of 2% from $213.4 million in Q2 2022. Total revenue was $625.8 million in the nine months ended September 30, 2022, a decrease from $696.3 million in the nine months ended September 30, 2021. The decreases in both three and nine-month periods were primarily due to lower sales volumes, and decreases in the three-month period were also due to the 5% decrease in average realized gold price.
Production costs increased to $123.5 million in Q3 2022 from $110.2 million in Q3 2021 and to $337.4 million in the nine months ended September 30, 2022 from $331.5 million in the nine months ended September 30, 2021. Increases in both periods were primarily due to substantial price increases for certain commodities and consumables as a result of supply concerns caused by financial and trade sanctions against Russia, and ongoing supply chain challenges due to the novel coronavirus ("COVID-19"). Cost increases primarily impacted electricity at operations in Greece and Turkiye, and fuel and reagents at Kisladag.
Cash operating costs averaged $803 per ounce sold in Q3 2022, an increase from $646 in Q3 2021, and cash operating costs per ounce sold averaged $807 in the nine months ended September 30, 2022, an increase from $644 in the nine months ended September 30, 2021. Increases in both three and nine-month periods were primarily due to lower production at Kisladag and price increases for certain commodities and consumables. Cash operating costs per ounce sold at Efemcukuru in Q3 2021 also benefited from the structure of concentrate sales contracts which resulted in lower selling costs in that quarter.
AISC per ounce sold averaged $1,259 in Q3 2022, an increase from $1,133 in Q3 2021, and AISC per ounce sold averaged $1,289 in the nine months ended September 30, 2022, an increase from $1,066 in the nine months ended September 30, 2021. Increases in both three and nine-month periods primarily reflect the increases in cash operating costs per ounce sold, and increases in the nine-month period were also due to higher sustaining capital expenditures.

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We reported net loss attributable to shareholders from continuing operations of $50.5 million ($0.27 loss per share) in Q3 2022 compared to net earnings of $8.5 million ($0.05 per share) in Q3 2021 and net loss of $390.0 million ($2.13 loss per share) in the nine months ended September 30, 2022 compared to net earnings of $53.9 million ($0.30 per share) in the nine months ended September 30, 2021. The net loss in the nine months ended September 30, 2022 was primarily due to the impairment of the Certej project, a non-core gold asset, the write-down of decommissioned equipment at Kisladag, lower sales volumes, higher mine standby costs and higher income tax expense.
Adjusted net loss was $8.0 million ($0.04 loss per share) in Q3 2022 compared to adjusted net earnings of $39.9 million ($0.22 per share) in Q3 2021. Adjusted net loss in Q3 2022 removed an $18.4 million loss on foreign exchange due to translation of deferred tax balances and a $29.3 million impairment of the Certej project.

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Quarterly Operations Update

	3 months ended September 30,		9 months ended September 30,
	2022	2021	2022	2021
Consolidated
Ounces produced	118,791	125,459	325,462	353,268
Ounces sold	118,388	125,189	320,491	352,923
Production costs (1)	$123.5	$110.2	$337.4	$331.5
Cash operating costs ($/oz sold) (2,3)	$803	$646	$807	$644
All-in sustaining costs ($/oz sold) (2,3)	$1,259	$1,133	$1,289	$1,066
Sustaining capital expenditures (3)	$32.8	$34.7	$89.6	$79.3
Kisladag
Ounces produced	37,741	51,040	95,494	141,229
Ounces sold	37,721	51,038	94,380	142,593
Production costs	$32.7	$38.9	$87.9	$93.8
Cash operating costs ($/oz sold) (2,3)	$752	$612	$800	$546
All-in sustaining costs ($/oz sold) (2,3)	$993	$916	$1,049	$755
Sustaining capital expenditures (3)	$4.8	$8.2	$11.6	$14.7
Lamaque
Ounces produced	42,454	37,369	122,748	101,847
Ounces sold	42,385	37,381	122,165	101,136
Production costs	$28.8	$25.3	$87.5	$72.3
Cash operating costs ($/oz sold) (2,3)	$650	$646	$684	$683
All-in sustaining costs ($/oz sold) (2,3)	$1,106	$1,130	$1,082	$1,117
Sustaining capital expenditures (3)	$18.2	$13.7	$44.7	$34.0
Efemcukuru
Ounces produced	22,473	23,305	66,322	70,076
Ounces sold	22,488	23,825	67,298	70,961
Production costs	$17.7	$16.6	$55.2	$49.1
Cash operating costs ($/oz sold) (2,3)	$709	$552	$689	$534
All-in sustaining costs ($/oz sold) (2,3)	$1,039	$911	$1,075	$839
Sustaining capital expenditures (3)	$4.1	$5.3	$13.5	$11.7
Olympias
Ounces produced	16,123	13,745	40,898	40,116
Ounces sold	15,794	12,945	36,648	38,233
Production costs	$44.3	$27.3	$106.6	$85.2
Cash operating costs ($/oz sold) (2,3)	$1,466	$952	$1,455	$1,110
All-in sustaining costs ($/oz sold) (2,3)	$2,070	$1,728	$2,240	$1,806
Sustaining capital expenditures (3)	$5.7	$7.5	$19.8	$19.0
(1)Includes production costs of Stratoni (base metals production) in 2021 (Q3 2021: $2.0 million, YTD 2021: $31.1 million). Operations at Stratoni were suspended at the end of 2021.
(2)Revenues from silver, lead and zinc sales are off-set against cash operating costs.
(3)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' in the Company's MD&A for explanations and discussion of these non-IFRS financial measures and ratios.

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Kisladag
Kisladag produced 37,741 ounces of gold in Q3 2022, a 35% increase from 27,973 ounces produced in Q2 2022. Production in the quarter benefited from increased tonnes placed on the heap leach pad in Q2 2022, following reduced productivity in early 2022 as a result of snowfall and prolonged freezing temperatures. However, gold production in the quarter decreased 26% from 51,040 ounces in Q3 2021 as tonnes placed on the heap leach pad during 2022 remain below 2021 levels due to continued debottlenecking of the belt agglomeration circuit, reducing stacking capacity. On-belt agglomeration continues to perform as expected and the HPGR is performing to plan with recovery rates as expected. Average grade of 0.72 grams per tonne in Q3 2022 increased slightly from 0.71 grams per tonne in Q3 2021 and decreased from 0.76 grams per tonne in Q2 2022.
Revenue decreased to $65.7 million in Q3 2022 from $92.5 million in Q3 2021, reflecting lower sales in the quarter, and to a lesser extent, a decrease in the average realized gold price.
Production costs decreased to $32.7 million in Q3 2022 from $38.9 million in Q3 2021 primarily due to a reduction in consumables used in line with lower production and efficiencies from the HPGR circuit, and weakening of the Turkish Lira. These savings were partly offset by price increases in labour, reagents, electricity, and fuel. Lower production resulted in an increase in cash operating costs per ounce sold to $752 in Q3 2022 from $612 in Q3 2021.
AISC per ounce sold increased to $993 in Q3 2022 from $916 in Q3 2021 primarily due to the increase in cash operating costs per ounce sold and was partly offset by a reduction in sustaining capital expenditure.
Sustaining capital expenditures of $4.8 million in Q3 2022 and $11.6 million in the nine months ended September 30, 2022 primarily included equipment rebuilds and processing improvements. Growth capital expenditures of $17.6 million and $61.3 million in the three and nine months ended September 30, 2022 included waste stripping to support the mine life extension and construction of the first phase of the North heap leach pad.
In conjunction with the North heap leach pad, we are investing in additional higher-capacity mobile conveyors which are expected to enhance materials handling capabilities in the belt agglomeration circuit and increase throughput. Installation is expected to be complete in late 2022. We are also installing an agglomeration drum, expected to be commissioned in the first half of 2023, which is expected to improve the quality, consistency and permeability of the agglomeration process. With these investments, stacking is expected to continue on the existing heap leach pad until mid-2023, at which time stacking is expected to commence on the North heap leach pad.

Lamaque
Lamaque produced 42,454 ounces of gold in Q3 2022, an increase of 14% from 37,369 ounces in Q3 2021. The increase was primarily due to higher average grade and partly offset by lower throughput. Tonnes processed were reduced by COVID-19 related absenteeism in July and early August before returning to normal levels. Average grade increased to 7.28 grams per tonne in Q3 2022 from 5.99 grams per tonne in Q3 2021 and from 6.63 grams per tonne in Q2 2022. Underground development of high-grade stopes progressed well during the quarter.
Revenue increased to $73.1 million in Q3 2022 from $66.8 million in Q3 2021 primarily due to higher production in the quarter and partly offset by a lower average realized gold price.
Production costs increased to $28.8 million in Q3 2022 from $25.3 million in Q3 2021, primarily due to higher production in the quarter. Cash operating costs per ounce sold rose slightly to $650 in Q3 2022 from $646 in Q3 2021 as cost increases for consumables were mostly offset by higher production and cost savings from a weaker Canadian dollar.
AISC per ounce sold decreased to $1,106 in Q3 2022 from $1,130 in Q3 2021 primarily due to higher gold production in the quarter and reduced sustaining exploration expenditure. These reductions were partly offset by an increase in sustaining capital expenditure.
Sustaining capital expenditures of $18.2 million in Q3 2022 and $44.7 million in the nine months ended September 30, 2022 primarily included underground development and expansion of the tailings management facility. Growth capital expenditures of $1.5 million in Q3 2022 and $4.2 million in the nine months ended September 30, 2022 were primarily related to construction of underground infrastructure.

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Efemcukuru
Efemcukuru produced 22,473 payable ounces of gold in Q3 2022, a 4% decrease from 23,305 payable ounces in Q3 2021. The decrease was primarily due to a planned decrease in grade to 5.74 grams per tonne in Q3 2022 from 6.44 grams per tonne in Q3 2021, and was partly offset by higher throughput in the quarter.
Revenue decreased to $34.3 million in Q3 2022 from $41.9 million in Q3 2021. The decrease was primarily due to a lower average realized gold price during Q3 2022 as a result of downward revaluations of provisional pricing in the quarter in line with movements in the gold price.
Production costs increased to $17.7 million in Q3 2022 from $16.6 million in Q3 2021 primarily due to increased tonnes processed, combined with cost increases in electricity, and consumables. The increase in production costs, combined with slightly lower production in the quarter, resulted in an increase in cash operating costs per ounce sold to $709 in Q3 2022 from $552 in Q3 2021. Cash operating costs per ounce sold in Q3 2021 also benefited from the structure of concentrate sales contracts which resulted in lower selling costs in that quarter.
AISC per ounce sold increased to $1,039 in Q3 2022 from $911 in Q3 2021. The increase was primarily due to the increase in cash operating costs per ounce sold and was partly offset by lower sustaining capital expenditure.
Sustaining capital expenditures of $4.1 million in Q3 2022 and $13.5 million in the nine months ended September 30, 2022 were primarily underground development and equipment rebuilds. Growth capital expenditures of $4.4 million in the nine months ended September 30, 2022 included resource conversion drilling at Kokarpinar.

Olympias
Olympias produced 16,123 ounces of gold in Q3 2022, a 17% increase from 13,745 ounces in Q3 2021 and primarily reflected higher average gold grade. Lead and silver production also increased in Q3 2022 as compared to Q3 2021 as a result of higher average grades while zinc production decreased due to lower average grade and recovery rates. Transformation initiatives are on-going as the mine continues to ramp up productivity.
Revenue increased to $44.6 million in Q3 2022 from $35.4 million in Q3 2021 primarily as a result of higher zinc sales volumes in the quarter due to timing of concentrate shipments. Revenue was also impacted during the quarter by the 13% VAT import charge levied on customers importing Olympias gold concentrate into China. This import charge, effective since October 1, 2021, reduces revenue by a corresponding amount. China was the primary destination of Olympias gold concentrate in 2022 as planned shipments to Russia were halted earlier in the year as a result of sanctions imposed on Russia due to the Russia-Ukraine war. However, shipments to alternative markets commenced in mid-2022 and continue to be explored. Revenue from gold concentrate sales increased slightly in the quarter in line with higher production and revenue from lead-silver concentrate sales decreased in the quarter due to timing of bulk shipments.
Production costs increased to $44.3 million in Q3 2022 from $27.3 million in Q3 2021 reflecting increased volumes of gold and zinc concentrate sold, combined with price increases in electricity, fuel, and other consumables. Cash operating costs per ounce sold increased to $1,466 in Q3 2022 from $952 in Q3 2021, primarily a result of certain production cost increases and the 13% VAT import charge which is included in cash operating costs. These increases were partly offset by higher gold grade and higher revenue from silver and base metal sales, which reduce cash operating costs as by-product credits. Electricity prices in the quarter rose 29% from Q2 2022 levels in line with escalating market prices, despite continued subsidies that lower the effective average price.
AISC per ounce sold increased to $2,070 in Q3 2022 from $1,728 in Q3 2021 primarily due to the increase in cash operating costs per ounce sold and was partly offset by a decrease in sustaining capital expenditure.
Sustaining capital expenditures of $5.7 million in Q3 2022 and $19.8 million in the nine months ended September 30, 2022 primarily included underground development and expansion of tailings facilities. Growth capital expenditures of $1.2 million in Q3 2022 and $4.3 million in the nine months ended September 30, 2022 were primarily related to underground development.

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For further information on the Company's operating results for the third quarter of 2022, please see the Company’s MD&A filed on SEDAR at www.sedar.com under the Company’s profile.

Corporate Update

The Company also announced today the appointment of Frank Herbert as Executive Vice President, General Counsel and Chief Compliance Officer, effective January 1, 2023. Mr. Herbert joined Eldorado, on an interim basis in May 2022. Prior to joining Eldorado, Frank held various senior legal positions in the mining industry including serving as an Independent Consultant for a mid-tier Canadian gold producer and a 13-year tenure at Centerra Gold Inc. where his most recent role was President, General Counsel and Corporate Secretary. Prior to his in-house roles, Mr. Herbert was in private practice for over 15 years at major Canadian law firms, where his practice focused on mining and corporate matters. Frank also has extensive experience working with the investment community and analysts in Europe and North America as well as with local and international media.
Conference Call
A conference call to discuss the details of the Company’s Third Quarter 2022 Results will be held by senior management on Friday, October 28, 2022 at 11:30 AM ET (8:30 AM PT). The call will be webcast and can be accessed at Eldorado’s website: www.eldoradogold.com or via this link:
https://services.choruscall.ca/links/eldoradogold2022q3.html.

Conference Call Details		Replay (available until Dec. 2, 2022)
Date:	October 28, 2022	Vancouver:	+1 604 638 9010
Time:	11:30 AM ET (8:30 AM PT)	Toll Free:	1 800 319 6413
Dial in:	+1 604 638 5340	Access code:	9428
Toll free:	1 800 319 4610

About Eldorado
Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkiye, Canada, Greece and Romania. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact
Investor Relations
Lisa Wilkinson, VP, Investor Relations
604.757.2237 or 1.888.353.8166
lisa.wilkinson@eldoradogold.com

Media
Louise McMahon, Director Communications & Public Affairs
604.757.5573 or 1.888.353.8166
louise.mcmahon@eldoradogold.com

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Non-IFRS and Other Financial Measures and Ratios
Certain non-IFRS financial measures and ratios are included in this press release, including cash operating costs and cash operating costs per ounce sold, total cash costs and total cash costs per ounce sold, all-in sustaining costs ("AISC") and AISC per ounce sold, sustaining and growth capital, average realized gold price per ounce sold, adjusted net earnings/(loss) attributable to shareholders, adjusted net earnings/(loss) per share attributable to shareholders, earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"), free cash flow, working capital and cash flow from operating activities before changes in working capital.
Please see the September 30, 2022 MD&A for explanations and discussion of these non-IFRS and other financial measures and ratios. The Company believes that these measures and ratios, in addition to conventional measures and ratios prepared in accordance with International Financial Reporting Standards (“IFRS”), provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS and other financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures or ratios of performance prepared in accordance with IFRS. These measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Certain additional disclosures for these and other financial measures and ratios have been incorporated by reference and can be found in the section 'Non-IFRS and Other Financial Measures and Ratios' in the September 30, 2022 MD&A available on SEDAR at www.sedar.com and on the Company's website under the 'Investors' section.

Reconciliation of Production Costs to Cash Operating Costs and Cash Operating Costs per ounce sold:

	Q3 2022	Q3 2021	YTD 2022	YTD 2021
Production costs (1)	$123.5	$110.2	$337.4	$331.5
Stratoni production costs (2)	—	(2.0)	(0.1)	(31.1)
Production costs – excluding Stratoni	123.5	108.1	337.2	300.4
By-product credits (3)	(22.6)	(15.1)	(60.3)	(44.3)
Royalty expense and selling costs (4)	(5.8)	(12.2)	(18.2)	(28.9)
Cash operating costs	$95.1	$80.8	$258.8	$227.3
Gold ounces sold	118,388	125,189	320,491	352,923
Cash operating cost per ounce sold	$803	$646	$807	$644

(1)Includes inventory write-downs.
(2)Base metals production, presented for 2021. Operations at Stratoni were suspended at the end of 2021.
(3)Revenue from silver, lead and zinc sales.
(4)Included in production costs.

Reconciliation of Cash Operating Costs and Cash Operating Cost per ounce sold, by asset, for the three months ended September 30, 2022:

	Direct operating costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$31.2	($0.6)	$0.2	($2.4)	$28.4	37,721	$752
Lamaque	27.8	(0.3)	0.1	—	27.5	42,385	650
Efemcukuru	12.7	(0.6)	3.7	0.1	15.9	22,488	709
Olympias	28.7	(21.1)	9.4	6.2	23.2	15,794	1,466
Total consolidated	$100.3	($22.6)	$13.3	$4.0	$95.0	118,388	$803

(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

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Reconciliation of Cash Operating Costs and Cash Operating Cost per ounce sold, by asset, for the nine months ended September 30, 2022:

	Direct operating costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$78.6	($2.1)	$0.9	($1.9)	$75.5	94,380	$800
Lamaque	83.5	(1.0)	0.2	0.9	83.6	122,165	684
Efemcukuru	38.6	(2.3)	9.6	0.5	46.3	67,298	689
Olympias	83.9	(54.9)	21.9	2.4	53.3	36,648	1,455
Total consolidated	$284.6	($60.3)	$32.6	$1.9	$258.8	320,491	$807

(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

Reconciliation of Cash Operating Costs and Cash Operating Cost per ounce sold, by asset, for the three months ended September 30, 2021:

	Direct operating costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$28.1	($0.9)	$2.2	$1.9	$31.2	51,038	$612
Lamaque	23.7	(0.3)	0.1	0.8	24.2	37,381	646
Efemcukuru	12.6	(0.8)	1.2	0.1	13.2	23,825	552
Olympias	23.3	(13.0)	3.7	(1.6)	12.3	12,945	952
Total consolidated	$87.6	($15.1)	$7.2	$1.2	$80.8	125,189	$646

(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

Reconciliation of Cash Operating Costs and Cash Operating Cost per ounce sold, by asset, for the nine months ended September 30, 2021:

	Direct operating costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$75.0	($2.4)	$2.5	$2.9	$77.9	142,593	$546
Lamaque	70.6	(1.1)	0.2	(0.6)	69.0	101,136	683
Efemcukuru	36.4	(3.3)	4.3	0.4	37.9	70,961	534
Olympias	69.4	(37.4)	11.3	(0.9)	42.4	38,233	1,110
Total consolidated	$251.4	($44.3)	$18.3	$1.9	$227.3	352,923	$644

(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

Reconciliation of Cash Operating Costs to Total Cash Costs and Total Cash Costs per ounce sold:

	Q3 2022	Q3 2021	YTD 2022	YTD 2021
Cash operating costs	$95.0	$80.8	$258.8	$227.3
Royalty expense (1)	10.6	12.2	30.4	28.9
Total cash costs	$105.6	$93.0	$289.2	$256.2
Gold ounces sold	118,388	125,189	320,491	352,923
Total cash costs per ounce sold	$892	$743	$902	$726
(1)Included in production costs.

10

Reconciliation of Total Cash Costs to All-in Sustaining Costs and All-in Sustaining Costs per ounce sold:

	Q3 2022	Q3 2021	YTD 2022	YTD 2021
Total cash costs	$105.6	$93.0	$289.2	$256.2
Corporate and allocated G&A	8.6	8.8	27.5	27.2
Exploration and evaluation costs	0.1	4.0	1.4	9.4
Reclamation costs and amortization	1.8	1.3	5.3	4.2
Sustaining capital expenditure	32.8	34.7	89.6	79.3
AISC	$149.0	$141.8	$413.0	$376.3
Gold ounces sold	118,388	125,189	320,491	352,923
AISC per ounce sold	$1,259	$1,133	$1,289	$1,066

Reconciliation of general and administrative expenses included in All-in Sustaining Costs:

	Q3 2022	Q3 2021	YTD 2022	YTD 2021
General and administrative expenses (from consolidated statement of operations for the three and nine months ended September 30, 2022)	$6.8	$7.7	$23.8	$27.5
Add:
Share-based payments expense	2.8	1.7	6.8	5.4
Employee benefit plan expense from corporate and operating gold mines	0.9	0.8	3.5	2.2
Less:
General and administrative expenses related to non-gold mines and in-country offices	(0.1)	(0.1)	(0.4)	(0.3)
Depreciation in G&A	(0.7)	(0.5)	(2.2)	(1.5)
Business development	(0.5)	(0.3)	(1.4)	(4.2)
Development projects	(0.6)	(0.6)	(2.8)	(2.1)
Adjusted corporate general and administrative expenses	$8.6	$8.7	$27.3	$27.1
Regional general and administrative costs allocated to gold mines	—	0.1	0.2	0.1
Corporate and allocated general and administrative expenses per AISC	$8.6	$8.8	$27.5	$27.2

Reconciliation of exploration costs included in All-in Sustaining Costs:

	Q3 2022	Q3 2021	YTD 2022	YTD 2021
Exploration and evaluation expense (from consolidated statement of operations for the three and nine months ended September 30, 2022)(1)	$5.0	$4.7	$15.1	$16.6
Add:
Capitalized sustaining exploration cost related to operating gold mines	0.1	2.4	1.4	6.7
Less:
Exploration and evaluation expenses related to non-gold mines and other sites	(5.0)	(3.0)	(15.1)	(13.9)
Exploration and evaluation costs per AISC	$0.1	$4.0	$1.4	$9.4
(1)Amounts presented are from continuing operations only. The Brazil segment is presented as a discontinued operation in 2021. See Note 17 of our condensed consolidated interim financial statements for the three and nine months ended September 30, 2022.

11

Reconciliation of reclamation costs and amortization included in All-in Sustaining Costs:

	Q3 2022	Q3 2021	YTD 2022	YTD 2021
Asset retirement obligation accretion (from other income and finance costs note to the condensed consolidated interim financial statements for the three and nine months ended September 30, 2022)	$0.6	$0.4	$1.7	$1.1
Add:
Depreciation related to asset retirement obligation assets	1.4	1.0	4.0	3.3
Less:
Asset retirement obligation accretion related to non-gold mines and other sites	(0.1)	(0.1)	(0.4)	(0.2)
Reclamation costs and amortization per AISC	$1.8	$1.3	$5.3	$4.2

Reconciliation of Sustaining and Growth Capital

	Q3 2022	Q3 2021	YTD 2022	YTD 2021
Additions to property, plant and equipment (1) (from segment note in the condensed consolidated interim financial statements for the three and nine months ended September 30, 2022)	$73.1	$77.2	$221.0	$212.7
Less: Growth and development project capital expenditure (2)	(38.0)	(36.7)	(119.3)	(116.7)
Less: Capitalized evaluation expenditure	(1.6)	(3.5)	(10.8)	(8.9)
Less: Sustaining capital expenditure Stratoni (3)	—	(1.2)	—	(5.0)
Less: Sustaining capital expenditure equipment leases (4)	(0.7)	(0.8)	(1.1)	(1.5)
Less: Corporate leases	—	(0.3)	(0.1)	(1.3)
Sustaining capital expenditure at operating gold mines	$32.8	$34.7	$89.6	$79.3

(1)Amounts presented are from continuing operations only. The Brazil segment is presented as a discontinued operation in 2021. See Note 17 of our condensed consolidated interim financial statements for the three and nine months ended September 30, 2022.
(2)Includes growth capital expenditures and capital expenditures relating to Skouries, Stratoni and Other Projects, excluding non-cash sustaining lease additions.
(3)Base metals production, presented for 2021. Operations at Stratoni were suspended at the end of 2021. Includes non-cash lease additions.
(4)Non-cash sustaining lease additions, net of sustaining lease principal and interest payments.

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the three months ended September 30, 2022:

	Cash operating costs	Royalties	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$28.4	$3.7	$32.1	$—	$—	$0.6	$4.8	$37.5	37,721	$993
Lamaque	27.5	0.9	28.5	—	0.1	0.1	18.2	46.9	42,385	1,106
Efemcukuru	15.9	2.9	18.8	—	(0.2)	0.7	4.1	23.4	22,488	1,039
Olympias	23.2	3.1	26.3	—	0.2	0.5	5.7	32.7	15,794	2,070
Corporate (1)	—	—	—	8.6	—	—	—	8.6	—	73
Total consolidated	$95.0	$10.6	$105.6	$8.6	$0.1	$1.8	$32.8	$149.0	118,388	$1,259

(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

12

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the nine months ended September 30, 2022:

	Cash operating costs	Royalties	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$75.5	$10.3	$85.8	$—	$—	$1.6	$11.6	$99.0	94,380	1,049
Lamaque	83.6	2.9	86.5	—	0.7	0.3	44.7	132.2	122,165	1,082
Efemcukuru	46.3	10.4	56.8	0.2	—	1.9	13.5	72.4	67,298	1,075
Olympias	53.3	6.9	60.2	—	0.7	1.4	19.8	82.1	36,648	2,240
Corporate (1)	—	—	—	27.3	—	—	—	27.3	—	85
Total consolidated	$258.8	$30.4	$289.2	$27.5	$1.4	$5.3	$89.6	$413.0	320,491	$1,289

(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the three months ended September 30, 2021:

	Cash operating costs	Royalties	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$31.2	$6.8	$38.0	$0.1	$—	$0.5	$8.2	$46.8	51,038	$916
Lamaque	24.2	0.8	25.0	—	3.4	0.2	13.7	42.2	37,381	1,130
Efemcukuru	13.2	2.6	15.7	—	0.4	0.3	5.3	21.7	23,825	911
Olympias	12.3	2.0	14.3	—	0.2	0.4	7.5	22.4	12,945	1,728
Corporate (1)	—	—	—	8.7	—	—	—	8.7	—	70
Total consolidated	$80.8	$12.2	$93.0	$8.8	$4.0	$1.3	$34.7	$141.8	125,189	$1,133

(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the nine months ended September 30, 2021:

	Cash operating costs	Royalties	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$77.9	$13.4	$91.4	$0.1	$—	$1.5	$14.7	$107.7	142,593	$755
Lamaque	69.0	2.2	71.2	—	7.2	0.5	34.0	112.9	101,136	1,117
Efemcukuru	37.9	7.9	45.8	—	1.3	0.8	11.7	59.5	70,961	839
Olympias	42.4	5.4	47.8	—	0.8	1.3	19.0	69.0	38,233	1,806
Corporate (1)	—	—	—	27.1	—	—	—	27.1	—	77
Total consolidated	$227.3	$28.9	$256.2	$27.2	$9.4	$4.2	$79.3	$376.3	352,923	$1,066

(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

13

Average realized gold price per ounce sold is reconciled for the periods presented as follows:
For the three months ended September 30, 2022:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$65.7	$—	($0.6)	$65.1	37,721	$1,725
Lamaque	73.1	—	(0.3)	72.8	42,385	1,717
Efemcukuru	34.3	1.7	(0.6)	35.4	22,488	1,574
Olympias	44.6	3.1	(21.1)	26.6	15,794	1,685
Stratoni	—	—	—	—	N/A	N/A
Total consolidated	$217.7	$4.8	($22.6)	$199.9	118,388	$1,688
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.

For the nine months ended September 30, 2022:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold Revenue	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$173.3	$—	($2.1)	$171.2	94,380	$1,814
Lamaque	223.0	—	(1.0)	221.9	122,165	1,817
Efemcukuru	117.0	3.8	(2.3)	118.5	67,298	1,761
Olympias	112.0	8.4	(54.9)	65.6	36,648	1,791
Stratoni	0.5	—	(0.5)	—	N/A	N/A
Total consolidated	$625.8	$12.3	($60.8)	$577.3	320,491	$1,801
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.

For the three months ended September 30, 2021:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$92.5	$—	($0.9)	$91.6	51,038	$1,795
Lamaque	66.8	—	(0.3)	66.4	37,381	1,778
Efemcukuru	41.9	0.3	(0.8)	41.3	23,825	1,735
Olympias	35.4	—	(13.0)	22.4	12,945	1,730
Stratoni	1.9	—	(1.9)	—	N/A	N/A
Total consolidated	$238.4	$0.3	($17.0)	$221.8	125,189	$1,772
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.

For the nine months ended September 30, 2021:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold Revenue	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$258.9	$—	($2.4)	$256.5	142,593	$1,799
Lamaque	182.3	—	(1.1)	181.2	101,136	1,791
Efemcukuru	126.7	2.0	(3.3)	125.4	70,961	1,767
Olympias	102.9	—	(37.4)	65.5	38,233	1,714
Stratoni	25.4	—	(25.4)	—	N/A	N/A
Total consolidated	$696.3	$2.0	($69.7)	$628.6	352,923	$1,781
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.

14

Reconciliation of Net Earnings (Loss) attributable to shareholders of the Company to Adjusted Net Earnings (Loss) attributable to shareholders of the Company:

Continuing Operations (1)	Q3 2022	Q3 2021	YTD 2022	YTD 2021
Net (loss) earnings attributable to shareholders of the Company (1)	($50.5)	$8.5	($390.0)	$53.9
Impairment of property, plant and equipment, net of tax (2)	24.1	—	302.1	—
Loss on foreign exchange translation of deferred tax balances	18.4	0.5	54.2	13.2
Finance costs related to debt refinancing(3)	—	31.1	—	31.1
(Gain) loss on redemption option derivative	—	(0.2)	7.4	6.7
Gain on deferred tax due to changes in tax rates (4)	—	—	(1.0)	(5.3)
Other write-down of assets, net of tax (5)	—	—	14.2	—
Gain on sale of mining licences, net of tax (6)	—	—	—	(5.3)
Total adjusted net (loss) earnings (1)	($8.0)	$39.9	($13.2)	$94.2
Weighted average shares outstanding (thousands)	183,783	182,447	183,313	179,556
Adjusted net (loss) earnings per share ($/share) (1)	($0.04)	$0.22	($0.07)	$0.52

(1)Amounts presented are from continuing operations only. The Brazil segment is presented as a discontinued operation in 2021. See Note 17 of our condensed consolidated interim financial statements for the three and nine months ended September 30, 2022.
(2)Impairment of Certej project in Q1 and Q3 2022, attributable to shareholders of the Company and net of tax.
(3)Finance costs relating to the debt refinancing in Q3 2021 include a $21.4 million redemption premium and $9.7 million of unamortized costs related to the debt redeemed that were expensed in full in the quarter.
(4)Q1 2022 includes a deferred tax recovery relating to the adjustment of opening balances for a tax rate decrease in Turkiye, enacted in that quarter. Q2 2021 includes an $11.4 million deferred tax recovery relating to the adjustment of opening balances for a tax rate decrease in Greece net of a $6.1 million deferred tax expense relating to the adjustment of opening balances for a tax rate increase in Turkiye. Both tax rate changes were enacted in Q2 2021 and were retroactive to January 1, 2021.
(5)Non-recurring asset write-downs in Q1 2022 include decommissioned equipment at Kisladag as a result of installation and commissioning of the HPGR. A partial reversal of Stratoni equipment write-downs was recorded in Q2 2022.
(6)Sale of mining licences in Turkiye in Q2 2021, net of tax.

Reconciliation of Net Earnings (Loss) before income tax to EBITDA and Adjusted EBITDA:

Continuing Operations (1)	Q3 2022	Q3 2021	YTD 2022	YTD 2021
(Loss) earnings before income tax (1)	($27.1)	$14.8	($393.8)	$99.0
Depreciation and amortization (1,2)	62.1	51.2	167.0	155.7
Interest income	(1.5)	(0.4)	(2.8)	(1.9)
Finance costs (1)	9.3	41.0	35.2	66.9
EBITDA	$42.8	$106.6	($194.3)	$319.7
Impairment of property, plant and equipment (3)	29.3	—	394.7	—
Other write-down of assets (4)	—	—	18.2	—
Share-based payments expense	2.8	1.7	6.8	5.4
Gain on disposal of assets (1)	(1.5)	(0.2)	(2.3)	—
Gain on sale of mining licences (5)	—	—	—	(7.0)
Adjusted EBITDA	$73.5	$108.1	$223.2	$318.1

(1)Amounts presented are from continuing operations only. The Brazil segment is presented as a discontinued operation in 2021. See Note 17 of our condensed consolidated interim financial statements for the three and nine months ended September 30, 2022.
(2)Includes depreciation within general and administrative expenses.
(3)Impairment of Certej project in Q1 and Q3 2022.
(4)Non-recurring asset write-downs in Q1 2022 include decommissioned equipment at Kisladag as a result of installation and commissioning of the HPGR. A partial reversal of Stratoni equipment write-downs was recorded in Q2 2022.
(5)Sale of mining licences in Turkiye in Q2 2021.

15

Reconciliation of Net Cash Generated from Operating Activities to Free Cash Flow:

Continuing Operations (1)	Q3 2022	Q3 2021	YTD 2022	YTD 2021
Net cash generated from operating activities (1)	$52.5	$105.1	$114.7	$253.3
Less: Cash used in investing activities (1)	(103.6)	(101.9)	(315.3)	(196.8)
Add back: Acquisition of subsidiary, net of cash received (2)	—	—	—	19.3
Add back: Purchase of marketable securities (3)	20.2	27.1	20.2	27.1
Add back: Sale of mining licences (4)	—	—	—	(5.0)
Add back: Increase (decrease) in term deposits	5.0	(1.0)	65.0	(59.0)
Add back: Increase in restricted cash	—	0.4	—	0.5
Free cash flow	($25.9)	$29.7	($115.5)	$39.3

(1)Amounts presented are from continuing operations only. The Brazil segment is presented as a discontinued operation in 2021. See Note 17 of our condensed consolidated interim financial statements for the three and nine months ended September 30, 2022.
(2)Cash paid upon acquisition of QMX in Q2 2021, net of $4.3 million cash acquired.
(3)Purchase of marketable securities in Q3 2022 includes cash paid on the acquisition of 32.5 million common shares of G Mining Ventures Corp. Purchase of marketable securities in Q3 2021 includes cash paid on the acquisition of Probe Metals Inc.
(4)Cash consideration received on sale of mining licences in Turkiye in Q2 2021.

Working capital for the periods highlighted is as follows:

	As at September 30, 2022	As at December 31, 2021
Current assets	$568.6	$728.2
Less: Current liabilities	157.4	206.7
Working capital	$411.2	$521.6

Reconciliation of Net Cash Generated from Operating Activities to Cash Flow from Operating Activities before Changes in Working Capital:

Continuing operations (1)	Q3 2022	Q3 2021	YTD 2022	YTD 2021
Net cash generated from operating activities (1)	$52.5	$105.1	$114.7	$253.3
Less: Changes in non-cash working capital	(2.5)	4.1	(38.4)	(4.8)
Cash flow from operating activities before changes in working capital	$55.0	$101.0	$153.1	$258.1
(1)Amounts presented are from continuing operations only. The Brazil segment is presented as a discontinued operation in 2021. See Note 17 of our condensed consolidated interim financial statements for the three and nine months ended September 30, 2022.

16

Forward-looking Statements and Information
Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, “believes”, “budget”, committed", “continue”, “estimates”, “expects”, “forecasts”, "foresee", "future", "goal", “guidance”, “intends”, "opportunity", "outlook", “plans”, “potential”, "strive", "target" or “underway” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “can”, “could”, "likely", "may", “might”, “will” or "would" be taken, occur or be achieved.
Forward-looking statements or information contained in this press release include, but are not limited to, statements or information with respect to: the Company’s ability to enter into definitive documentation in respect of the project finance facility for the Skouries project (“Term Facility”), on the terms set out in the non-binding term sheet, on acceptable terms or at all; the terms and conditions of the Term Facility, including the facility amount (including as a percentage of the total funding requirement), interest rate, cost overrun provisions and shareholder support; timing of definitive documentation in respect of the Term Facility; the Company’s ability to participate in the European Union Recovery and Resilience Facility; assuming definitive documentation is entered into, the completion and drawdown of the proceeds of the Term Facility including the timing thereof; the Company’s ability to obtain complimentary sources of funding including joint-venture equity partners and metal streams and the use of proceeds therefrom; the impact of the Term Facility and funding of Skouries on the Company’s operations, infrastructure, opportunities, financial condition, access to capital and overall strategy; the Company’s ability to successfully advance the Skouries project and achieve the results provided for in the Skouries feasibility study; the results of the feasibility study, including the forecasts for the economics, life of mine, required capital, costs, and cash flow at the Skouries project; expected production, including grade, at our properties; forecasted NPV, IRR, EBITDA, and AISC; expectations regarding advancement and development of the Skouries project, including the ability to meet expectations and the timing thereof; expectations on mining operations; requirements for permitting; expectations on emissions; the social and economic impacts and benefits of the Skouries project on the Company’s stakeholders, including in respect of local employment and procurement and in local communities; estimates of Mineral Resources and Reserves, including all underlying assumptions, and the conversion of Mineral Resources to Mineral Reserves; the duration, extent and other implications of production challenges and cost increases, including those in respect of COVID-19, the Russia-Ukraine war and restrictions and suspensions with respect to the Company's operations; the Company’s 2022 annual production and cost guidance, including our individual mine production; the timing of production; the timing of resource conversion drilling; the optimization and development of Greek operations, including benefits, risks, financing and the Amended Investment Agreement related thereto; the completion, availability and benefits of processing facilities and transportation equipment; the Company's conference call to be held on October 28, 2022; alternative markets for concentrate shipments; changes in tax rates; completion and timing of, and consideration expected to be received in, the sale of the Certej project; flow-through financings and the use of proceeds therefrom; sustainability targets; changes in internal controls over financial reporting; critical accounting estimates and judgements; changes in accounting policies; expected metallurgical recoveries and improved concentrate grade and quality; non-IFRS financial measures and ratios; risk factors affecting our business; our expectation as to our future financial and operating performance, including future cash flow, estimated cash costs, expected metallurgical recoveries and gold price outlook; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities, related timelines and schedules. Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.
We have made certain assumptions about the forward-looking statements and information, including assumptions about: our ability to enter into definitive documentation for the Term Facility on the terms set forth in the non-binding term sheet, on acceptable terms or at all, and to satisfy the conditions precedent to closing and advances thereunder (including eligibility for, and the allocation of funding from the European Union Recovery and Resilience Fund, satisfaction of remaining customary due diligence and other conditions and approvals); the assumption that board approval for a Skouries financing package and re-start of construction will be obtained; our ability to meet our timing objectives for definitive documentation and first drawdown of funds; our ability to execute our plans relating to the Skouries project as set out in the feasibility study, including the timing thereof; ability to obtain all required approvals and permits; the assumptions provided for in the feasibility study will be accurate, including cost estimates; no changes in input costs, exchange rates, development and gold; the geopolitical, economic, permitting and legal climate that we operate in, including at the Skouries project; timely satisfaction of the conditions precedent

17

to closing the sale of the Certej project; our preliminary gold production and our guidance, benefits of the completion of the decline at Lamaque, the improvements at Kisladag and the optimization of Greek operations; tax expenses in Turkiye; how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic; timing, cost and results of our construction and exploration; the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated values, costs, expenses and working capital requirements; production and metallurgical recoveries; mineral reserves and resources; and the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In addition, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.
Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.
Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others the following: increases in financing costs or adverse changes to the terms of available financing, if any, for the Skouries project; ability to enter into definitive documentation for the Term Facility on acceptable terms or at all; ability to satisfy the conditions precedent to closing and advances thereunder (including eligibility for, and the allocation of funding from the European Union Recovery and Resilience Fund, satisfaction of remaining customary due diligence and other conditions and approvals); failure or delays to receive necessary approvals or otherwise satisfy the conditions to the completion of the Term Facility; the proceeds of the Skouries financing not being available to the Company; ability to execute on plans relating to the Skouries project, including the timing thereof, ability to achieve the social impacts and benefits contemplated; inability to meet production guidance; inability to achieve the expected benefits of the completion of the decline at Lamaque, the improvements at Kisladag and the optimization of Greek operations; inability to assess income tax expenses in Turkiye; risks relating to the ongoing COVID-19 pandemic and any future pandemic, epidemic, endemic or similar public health threats; risks relating to our operations being located in foreign jurisdictions; community relations and social license; climate change; liquidity and financing risks; development risks; indebtedness, including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and change in credit ratings; environmental matters; waste disposal; the global economic environment; government regulation; reliance on a limited number of smelters and off-takers; commodity price risk; mineral tenure; permits; risks relating to environmental sustainability and governance practices and performance; non-governmental organizations; corruption, bribery and sanctions; litigation and contracts; information technology systems; estimation of mineral reserves and mineral resources; production and processing estimates; credit risk; actions of activist shareholders; price volatility, volume fluctuations and dilution risk in respect of our shares; reliance on infrastructure, commodities and consumables; currency risk; inflation risk; interest rate risk; tax matters; dividends; financial reporting, including relating to the carrying value of our assets and changes in reporting standards; labour, including relating to employee/union relations, employee misconduct, key personnel, skilled workforce, expatriates and contractors; reclamation and long-term obligations; regulated substances; necessary equipment; co-ownership of our properties; acquisitions, including integration risks, and dispositions; the unavailability of insurance; conflicts of interest; compliance with privacy legislation; reputational issues; competition, as well as those risk factors discussed in the sections titled “Forward-looking information and risks” and “Risk factors in our business” in our most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form & Form 40-F filed on SEDAR and EDGAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect our business and operations.
The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.
There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

18

Qualified Person
Except as otherwise noted, Simon Hille, FAusIMM, Senior Vice President, Technical Services, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this press release and verifying the technical data disclosed in this document relating to our operating mines and development projects. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Jacques Simoneau. P.Geo a member in good standing of the Ordre des Géologues du Québec, is the qualified person as defined in NI 43-101 responsible for, and has verified and approved, the scientific and technical disclosure contained in this press release for the Quebec projects.

19

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Financial Position
As at September 30, 2022 and December 31, 2021
(Unaudited – in thousands of U.S. dollars)

As at	Note	September 30, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents		$241,362	$481,327
Term deposits	15	65,000	—
Accounts receivable and other	5	70,567	68,745
Inventories	6	191,683	178,163
		568,612	728,235
Restricted cash		2,005	2,674
Deferred tax assets		15,900	—
Other assets		109,704	104,023
Property, plant and equipment		3,622,861	4,003,211
Goodwill		92,591	92,591
		$4,411,673	$4,930,734
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		$148,795	$195,334
Current portion of lease liabilities		4,542	7,228
Current portion of asset retirement obligations		4,088	4,088
		157,425	206,650
Debt	7	497,315	489,763
Lease liabilities		12,521	14,895
Employee benefit plan obligations		9,941	8,942
Asset retirement obligations		112,256	131,367
Deferred income tax liabilities		461,797	439,195
		1,251,255	1,290,812
Equity
Share capital	11	3,241,189	3,225,326
Treasury stock		(20,454)	(10,289)
Contributed surplus		2,615,382	2,615,459
Accumulated other comprehensive loss		(45,999)	(20,905)
Deficit		(2,629,252)	(2,239,226)
Total equity attributable to shareholders of the Company		3,160,866	3,570,365
Attributable to non-controlling interests		(448)	69,557
		3,160,418	3,639,922
		$4,411,673	$4,930,734
Subsequent events (Note 4)

Approved on behalf of the Board of Directors

    (signed)    John Webster Director         (signed)    George Burns     Director

Date of approval: October 27, 2022

Please see the Condensed Consolidated Interim Financial Statements dated September 30, 2022 for notes to the accounts.
20

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Operations
For the three and nine months ended September 30, 2022 and 2021
(Unaudited – in thousands of U.S. dollars except share and per share amounts)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2022	2021	2022	2021
Revenue
Metal sales	8	$217,698	$238,441	$625,817	$696,283

Cost of sales
Production costs		123,486	110,180	337,362	331,540
Depreciation and amortization		61,294	50,720	164,846	154,229
		184,780	160,900	502,208	485,769

Earnings from mine operations		32,918	77,541	123,609	210,514

Exploration and evaluation expenses		5,001	4,663	15,104	16,552
Mine standby costs	9	7,982	9,139	30,352	12,842
General and administrative expenses		6,771	7,676	23,796	27,543
Employee benefit plan expense		854	839	3,504	2,204
Share-based payments expense	12	2,842	1,716	6,840	5,419
Impairment of property, plant and equipment	4	29,297	—	394,723	—
Write-down (recovery) of assets		1,090	38	23,543	(392)
Foreign exchange loss (gain)		458	(605)	(8,677)	(6,827)
(Loss) earnings from operations		(21,377)	54,075	(365,576)	153,173

Other income	10	3,600	1,732	7,021	12,666
Finance costs	10	(9,293)	(41,019)	(35,202)	(66,851)
(Loss) earnings from continuing operations before income tax		(27,070)	14,788	(393,757)	98,988
Income tax expense		27,427	5,627	66,481	45,170
Net (loss) earnings from continuing operations		(54,497)	9,161	(460,238)	53,818
Net loss from discontinued operations, net of tax		—	(60,761)	—	(149,920)
Net loss for the period		$(54,497)	$(51,600)	$(460,238)	$(96,102)

Attributable to:
Shareholders of the Company		(50,486)	(52,220)	(390,026)	(96,018)
Non-controlling interests		(4,011)	620	(70,212)	(84)
Net loss for the period		$(54,497)	$(51,600)	$(460,238)	$(96,102)

(Loss) earnings attributable to shareholders of the Company
Continuing operations		(50,486)	8,541	(390,026)	53,902
Discontinued operations		—	(60,761)	—	(149,920)
		$(50,486)	$(52,220)	$(390,026)	$(96,018)

Weighted average number of shares outstanding (thousands)
Basic	11	183,783	182,447	183,313	179,556
Diluted	11	183,783	183,948	183,313	181,674

Net loss per share attributable to shareholders of the Company:
Basic loss per share		$(0.27)	$(0.29)	$(2.13)	$(0.53)
Diluted loss per share		$(0.27)	$(0.29)	$(2.13)	$(0.53)

Net (loss) earnings per share attributable to shareholders of the Company - Continuing operations:
Basic (loss) earnings per share		$(0.27)	$0.05	$(2.13)	$0.30
Diluted (loss) earnings per share		$(0.27)	$0.05	$(2.13)	$0.30

Please see the Condensed Consolidated Interim Financial Statements dated September 30, 2022 for notes to the accounts.
21

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Comprehensive (Loss) Income
For the three and nine months ended September 30, 2022 and 2021
(Unaudited – in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2022	2021	2022	2021

Net loss for the period	$(54,497)	$(51,600)	$(460,238)	$(96,102)
Other comprehensive (loss) income:
Items that will not be reclassified to earnings or loss:
Change in fair value of investments in marketable securities, net of tax	(15,279)	3,048	(23,544)	3,018
Actuarial losses on employee benefit plans, net of tax	(1,042)	(277)	(1,550)	(247)
Total other comprehensive (loss) income for the period	(16,321)	2,771	(25,094)	2,771
Total comprehensive loss for the period	$(70,818)	$(48,829)	$(485,332)	$(93,331)

Attributable to:
Shareholders of the Company	(66,807)	(49,449)	(415,120)	(93,247)
Non-controlling interests	(4,011)	620	(70,212)	(84)
	$(70,818)	$(48,829)	$(485,332)	$(93,331)

Please see the Condensed Consolidated Interim Financial Statements dated September 30, 2022 for notes to the accounts.
22

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Cash Flows
For the three and nine months ended September 30, 2022 and 2021
(Unaudited – in thousands of U.S. dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2022	2021	2022	2021
Cash flows generated from (used in):
Operating activities
Net (loss) earnings for the period from continuing operations		$(54,497)	$9,161	$(460,238)	$53,818
Adjustments for:
Depreciation and amortization		62,074	51,178	166,999	155,714
Finance costs		9,293	41,019	35,202	66,851
Interest income		(1,480)	(413)	(2,764)	(1,888)
Unrealized foreign exchange loss (gain)		3,785	(945)	19	(2,634)
Income tax expense		27,427	5,627	66,481	45,170
(Gain) loss on disposal of assets		(1,492)	(180)	(2,307)	46
Gain on disposal of mining licenses		—	—	—	(7,046)
Write-down (recovery) of assets		1,090	38	23,543	(392)
Share-based payments expense	12	2,842	1,716	6,840	5,419
Employee benefit plan expense		854	839	3,504	2,204
Impairment of property, plant and equipment	4	29,297	—	394,723	—
		79,193	108,040	232,002	317,262
Property reclamation payments		(1,282)	(515)	(2,075)	(1,622)
Employee benefit plan (payments) receipt		(315)	5,639	(2,988)	5,118
Income taxes paid		(24,038)	(12,561)	(76,605)	(64,574)
Interest received		1,480	413	2,764	1,888
Changes in non-cash working capital	13	(2,524)	4,094	(38,405)	(4,819)
Net cash generated from operating activities of continuing operations		52,514	105,110	114,693	253,253
Net cash generated from (used in) operating activities of discontinued operations		—	692	—	(4,048)

Investing activities
Purchase of property, plant and equipment		(73,980)	(64,441)	(209,159)	(200,035)
Acquisition of subsidiary, net of $4,311 cash received		—	—	—	(19,336)
Proceeds from the sale of property, plant and equipment		1,637	966	3,278	2,277
Proceeds from sale of mining licenses		—	—	—	5,000
Purchase of marketable securities and investment in debt securities		(20,163)	(27,060)	(20,163)	(27,060)
Value added taxes related to mineral property expenditures, net		(6,056)	(11,971)	(24,267)	(16,170)
(Increase) decrease in term deposits		(5,000)	1,000	(65,000)	59,034
Increase in restricted cash		—	(432)	—	(536)
Net cash used in investing activities of continuing operations		(103,562)	(101,938)	(315,311)	(196,826)
Net cash used in investing activities of discontinued operations		—	(911)	—	(2,348)

Financing activities
Issuance of common shares, net of issuance costs		84	240	13,743	14,374
Contributions from non-controlling interests		—	—	207	409
Proceeds from borrowings		—	500,000	—	500,000
Repayment of borrowings		—	(433,953)	—	(517,286)
Debt redemption premium paid		—	(21,400)	—	(21,400)
Interest paid		(16,226)	(7,634)	(33,945)	(23,117)
Loan financing costs		—	(7,535)	—	(7,535)
Principal portion of lease liabilities		(1,406)	(2,802)	(5,383)	(7,813)
Purchase of treasury stock		—	—	(13,969)	—
Net cash (used in) generated from financing activities of continuing operations		(17,548)	26,916	(39,347)	(62,368)
Net cash used in financing activities of discontinued operations		—	(12)	—	(36)

Net (decrease) increase in cash and cash equivalents		(68,596)	29,857	(239,965)	(12,373)
Cash and cash equivalents - beginning of period		309,958	409,732	481,327	451,962
Cash in disposal group held for sale		—	(273)	—	(273)
Cash and cash equivalents - end of period		$241,362	$439,316	$241,362	$439,316

Please see the Condensed Consolidated Interim Financial Statements dated September 30, 2022 for notes to the accounts.
23

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Changes in Equity
For the three and nine months ended September 30, 2022 and 2021
(Unaudited – in thousands of U.S. dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2022	2021	2022	2021
Share capital
Balance beginning of period		$3,240,952	$3,224,830	$3,225,326	$3,144,644
Shares issued upon exercise of share options		174	219	4,117	1,617
Shares issued upon exercise of performance share units (PSU's)		—	30	2,256	1,202
Transfer of contributed surplus on exercise of options		73	87	1,665	635
Shares issued on acquisition of subsidiary		—	—	—	65,647
Shares issued upon exercise of warrants		—	—	213	—
Shares issued to the public, net of share issuance costs		(10)	7	7,612	11,428
Balance end of period	11	$3,241,189	$3,225,173	$3,241,189	$3,225,173

Treasury stock
Balance beginning of period		$(20,454)	$(10,295)	$(10,289)	$(11,452)
Purchase of treasury stock		—	—	(13,969)	—
Shares redeemed upon exercise of restricted share units (RSU's)		—	6	3,804	1,163
Balance end of period		$(20,454)	$(10,289)	$(20,454)	$(10,289)

Contributed surplus
Balance beginning of period		$2,612,463	$2,639,288	$2,615,459	$2,638,008
Share-based payment arrangements		2,992	2,422	7,648	6,579
Shares redeemed upon exercise of restricted share units		—	(6)	(3,804)	(1,163)
Shares redeemed upon exercise of performance share units		—	(30)	(2,256)	(1,202)
Transfer to share capital on exercise of options		(73)	(87)	(1,665)	(635)
Balance end of period		$2,615,382	$2,641,587	$2,615,382	$2,641,587

Accumulated other comprehensive loss
Balance beginning of period		$(29,678)	$(30,297)	$(20,905)	$(30,297)
Other comprehensive (loss) income for the period attributable to shareholders of the Company		(16,321)	2,771	(25,094)	2,771
Balance end of period		$(45,999)	$(27,526)	$(45,999)	$(27,526)

Deficit
Balance beginning of period		$(2,578,766)	$(2,147,004)	$(2,239,226)	$(2,103,206)
Loss attributable to shareholders of the Company		(50,486)	(52,220)	(390,026)	(96,018)
Balance end of period		$(2,629,252)	$(2,199,224)	$(2,629,252)	$(2,199,224)
Total equity attributable to shareholders of the Company		$3,160,866	$3,629,721	$3,160,866	$3,629,721

Non-controlling interests
Balance beginning of period		$3,563	$40,578	$69,557	$40,873
(Loss) earnings attributable to non-controlling interests		(4,011)	620	(70,212)	(84)
Contributions from non-controlling interests		—	—	207	409
Balance end of period		$(448)	$41,198	$(448)	$41,198
Total equity		$3,160,418	$3,670,919	$3,160,418	$3,670,919

Please see the Condensed Consolidated Interim Financial Statements dated September 30, 2022 for notes to the accounts.
24